Exhibit 99.1

1 August 2018

Issue of Equity for Midatech Share Incentive Plan

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces that, conditional on admission to trading on AIM, it has issued and allotted 100,000 new ordinary shares of 0.005 pence each in the Company ("Ordinary Shares"), which are to be purchased at nominal value by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

Application has been made for the 100,000 new Ordinary Shares to be admitted to trading on AIM ("Admission") and it is expected that Admission will take place at 8.00 a.m. on 6 August 2018. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 61,184,135 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley / Emma Earl / Ryan McCarthy

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group's US commercial operation, with four cancer supportive care products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com